Mail Stop 3561

February 22, 2007

Via US Mail and Facsimile

Mr. Gustavo Castelli
Chief Financial Officer
Quilmes Industrial (Quinsa),
    Societe Anonyme
84, Grand Rue
L-1660 Luxembourg
Grand-Duchy of Luxembourg

> **Re:** **Quilmes Industrial (Quinsa), Societe Anonyme**
> **Form 20-F for the fiscal year ended December 31, 2005**
> **Filed June 30, 2006**
> **File No. 001-14278**

Dear Mr.Castelli:

We have reviewed your response letter dated February 2, 2007 and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the fiscal year ended December 31, 2005

Item 17. Financial Statements, page F-1

Note 2. Summary of significant accounting policies, page F-9

Employee benefits, page F-13

1. Please refer to prior comment 4 in our letter dated December 19, 2006. Please separately disclose the amount recognized as expense for the defined contribution plan for each period presented and the amount of the liability recorded at each balance sheet date for your matching contributions.

Note 34. Reconciliation of net income and shareholders equity to US GAAP, page F-43

2. We note your response to prior comment 9 in our letter dated December 19, 2006. We have considered your reference to the fact that BAC agreed to sell its shares in QI(B) in 2003 when it was the sole controlling shareholder of QUINSA as well as the agreement between BAC and AmBev to give QUINSA a call option on the QI(B) shares held by these two entities. First, at the effective date of the acquisition of QI(B) shares from BAC by QUINSA, we understand that QUINSA was under the joint control of BAC and AmBev. You indicate that written evidence of an agreement to vote a majority of the entities' shares in concert exists providing for common control under EITF 02-05. Please advise us of the agreement that existed giving AmBev joint control of BAC in addition to QUINSA such that BAC and QUINSA were controlled by the same shareholder or control group.   Second, with respect to BAC being the sole controlling shareholder of QUINSA in 2003 prior to the strategic alliance agreement with AmBev which contemplated the acquisition of the QI(B) shares, we note that the acquisition occurred more than two and a half years after the closing of the strategic alliance.   Please revise the notes to the financial statements accordingly or demonstrate how you concluded that BAC and QUINSA were under common control (controlled by the same shareholder or control group) under US GAAP.

3. Please tell us the specific factors that cause you to believe there is a difference between IFRS and US GAAP in accounting for the acquisition.

*   *   *   *   *

Please send us your response to these comments within 10 days or tell us when you will provide us with a response. Please furnish a letter keying your responses to our comments and provide any requested supplemental information. Please submit your response letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Donna Di Silvio at (202) 551-3202 or, in her absence, the undersigned at (202) 551-3841 with any questions.

Sincerely,

Michael Moran
Branch Chief